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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from                              to

Commission file number 001-15749

    A.
    Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Alliance Data Systems
401(K) and Retirement Savings Plan

    B.
    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Alliance Data Systems Corporation
17655 Waterview Parkway
Dallas, Texas 75252

Alliance Data Systems 401(K) and Retirement Savings Plan

Report on Audits of Financial Statements
As of and for the Years Ended December 31, 2001 and 2000
and Supplemental Schedule
As of December 31, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Alliance Data Systems 401(k) and
Retirement Savings Plan:

        We have audited the accompanying statements of net assets available for benefits of the Alliance Data Systems 401(k) and Retirement Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary & Roepcke

Columbus, Ohio
June 15, 2002

Alliance Data Systems 401(K) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Assets:
Investments	$79,713,133	$75,820,832
Receivable for contributions:
Employers	4,509,581	3,569,670
Participants	475,706	210,431

Total contributions receivable	4,985,287	3,780,101

Due from brokers	295,923	657,478
Accrued interest and dividends	9,264	10,734

Total assets	85,003,607	80,269,145

Liabilities:
Administrative fees payable	6,072	5,459
Due to brokers	23,835	512,753
Cash deficit	—	4

Total liabilities	29,907	518,216

Net assets available for benefits	$84,973,700	$79,750,929

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(K) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000
Additions:
Investment Income:
Net depreciation in fair value of investments	$(5,454,122)	$(4,023,640)
Interest	244,836	244,004
Mutual funds' earnings	289,939	280,496
Common collective trust's earnings	10,602	50,100

Total investment loss	(4,908,745)	(3,449,040)

Contributions:
Employers	7,837,850	6,172,582
Participants	8,321,696	6,848,325
Rollovers	1,087,979	549,714

Total contributions	17,247,525	13,570,621

Total additions	12,338,780	10,121,581

Deductions:
Distributions to participants	7,088,450	6,884,253
Administrative expenses	27,559	27,072

Total deductions	7,116,009	6,911,325

Net increase	5,222,771	3,210,256
Net assets available for benefits:
Beginning of year	79,750,929	76,540,673

End of year	$84,973,700	$79,750,929

The accompanying notes are an integral part of these financial statements.

Alliance Data Systems 401(K) and Retirement Savings Plan

Notes to Financial Statements

December 31, 2001 and 2000

(1) Description of the plan

  General

        The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc., and its affiliates (the "Employers"). Employees of the Employers 21 years of age or more are generally eligible to participate the month following the completion of thirty days of service. Seasonal, temporary and on-call employees who work more than 1,000 hours of service within one year are also eligible. Prior to January 1, 2001, an employee was eligible to participant the month following the completion of six consecutive months of service in which the employee was credited with 500 or more hours of service within their first twelve months of employment or completion of 1,000 or more hours of service in any calendar year beginning in or after their first consecutive twelve months of employment. Seasonal employees were also not eligible to participate in the Plan.

        The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

  Amendments

        The Plan was amended during 2001 to among other things: 1) change the eligibility requirements as noted above, 2) establish the company stock fund as noted under investment options, and 3) include retroactive changes required by applicable federal law for the Plan to remain tax-qualified under the Internal Revenue Code (Code).

  Contributions

  Employers' Contributions:

        The Employers will provide a retirement contribution to a participant who, as of the Plan year-end, is not separated from service unless due to death, total and permanent disability, or retirement on or after normal retirement age. The retirement contribution will be equal to the sum of a participant's allocable points as of the last day of the Plan year multiplied by such participant's annual compensation and divided by 100. The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code. The annual compensation limit for the Plan years ended December 31, 2001 and 2000 was $170,000.

        Allocation points will be determined by the following tables:

Participant's age	Allocable points
40-44	1
45-49	2
50-54	3
55-59	4
60 and up	5
Participant's years of vesting service	Allocable points
0-9	1
10-14	2
15-19	3
20-24	4
25-29	5
30-34	6
35 and up	7

        The Employers will provide a 100% matching contribution on the first 3% of a participant's voluntary contributions.

        The Employers may provide a discretionary matching contribution at the option of the Employers' board of directors. The matching contribution is allocated as of December 31 as a uniform percentage of each participant's voluntary contributions for the plan year which are in excess of 3% of such participant's compensation, but not in excess of 6%, as long as the participant, as of the Plan year end, is not separated from service unless due to death, total and permanent disability, or retirement on or after normal retirement age. The discretionary matching contributions for 2001 and 2000 were $737,609 and $548,194, respectively.

  Participant's Voluntary Contributions:

        A participant may elect to make a voluntary tax-deferred or after-tax contribution of 1% to 16% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($10,500 at December 31, 2001). Section 401(k) of the Code may limit the voluntary tax-deferred contribution.

        Effective March 1, 2000, newly eligible participants are deemed to have elected a 1% voluntary contribution unless they either specifically elect another percentage or to receive their total compensation in cash. These deferrals will be invested in the investment contract fund, unless the participant elects otherwise.

  Investment options

        Investment Contract Fund—funds are invested in units of the Frank Russell Investment Contract Fund, Class B, a commingled employee benefit trust fund, that invests in contracts of financial institutions, including insurance companies and banks. The goal of the fund is preservation of principal and generation of modest returns.

        Bond Income Fund—funds are invested in units of the Frank Russell Fixed Income I Fund, Class B, a commingled employee benefit trust fund, which invests in bonds representing a diversity of sectors and maturities. The goal of the fund is favorable returns comparable to the broad fixed income market.

        Global Balanced Fund—funds are invested in units of the Frank Russell Global Balanced Fund, Class B, a commingled employee benefit trust fund, that invests in a balance of stocks, including non-US stocks, and both short and intermediate term bonds. The goal of the fund is favorable returns.

        Large Cap US Fund—funds are invested in units of the Frank Russell Equity I Fund, Class B, a commingled employee benefit trust fund that invests in common stocks that rank among the largest 1,000 companies in the US stock market. The goal of the fund is high, long-term returns that exceed the Russell 1000 Index.

        Growth Equity Fund—funds are invested in units of the Frank Russell Growth Fund, Class B, a commingled employee benefit trust fund, that invests in stocks of large US companies with above-average growth potential. The goal of the fund is high, long-term returns that exceed the Russell 1000 Index.

        Small Cap US Fund—funds are invested in units of the Frank Russell Small Capitalization Fund, Class A, a commingled employee benefit trust fund, that invests in smaller capitalization stocks that are well diversified by industry. The goal of the fund is to provide maximum long-term appreciation that exceeds the Russell 2500 Index. This investment was changed during 2000 from the Frank Russell Equity II Fund, Class A, a commingled employee benefit trust fund, which had similar goals.

        Vanguard Institutional Index Fund—funds are invested in the Vanguard Institutional Index Fund, a mutual fund, investing in the 500 stocks that comprise the Standard & Poor's 500 Composite Stock Price Index (S&P) in proportion to their weighting in the Index. The goal of the fund is long-term growth of capital and income from dividends. In order to accommodate purchases, sales, and transfers in or out of this investment option a portion of the fund is invested in the Frank Russell Short Term Investment Fund, Class B (Short Term Investment Fund), a commingled employee benefit trust fund, with money market characteristics.

        All International Markets Fund—funds are invested in units of the Frank Russell All International Markets Fund, Class B, a commingled employee benefit trust fund, that invests in stock in companies from developed and emerging countries around the world. The goal of the fund is high, long-term returns.

        Company Stock Fund—funds are invested primarily in the common stock of Alliance Data Systems Corporation. The goal of the fund is long-term capital appreciation. This investment option was not available until July 15, 2001.

  Vesting

        A participant is fully and immediately vested for voluntary and rollover contributions and is credited with a year of vesting service in the Employers' contributions for each Plan year that they are credited with at least 500 hours of service.

        A summary of vesting percentages in the Employers' matching contributions follows:

Years of vested service	Percentage
Less than 1 year	0%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

        A summary of vesting percentages in the Employers' retirement contribution follows:

Years of vested service	Percentage
Less than 5 years	0%
5 years	100

  Payment of benefits

        The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $5,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. All benefits will be paid as a lump-sum distribution. Participants have the option of having their benefit paid directly to an eligible retirement plan specified by the participant.

  In service withdrawals

        A participant may elect to withdraw an amount in cash from their after-tax account.

        A participant, upon reaching age 59 1/2, may withdraw up to 100% of their vested account balance, excluding amounts attributable to profit sharing contributions, for any reason.

        A participant, who has not reached age 59 1/2, may make a withdrawal for financial hardship as defined by the Code.

  Participant loans

        Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant's termination of employment with the Employers. The borrowing is a separate earmarked investment of the participant's account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the calendar quarter in which the loan occurs plus one percent.

  Amounts allocated to participants withdrawn from the Plan

        There were no amounts allocated, but not yet paid, to participants withdrawn from the Plan at December 31, 2001. As of December 31, 2000, $167,141 was allocated.

  Forfeitures

        Forfeitures are used to reduce the Employers' required contributions. Forfeitures of $656,620 and $500,859 were used to reduce contributions for the years ended December 31, 2001 and 2000, respectively.

  Expenses

        Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be. Administrative expenses of the Plan will be paid by the Plan from earnings not allocated to participants' accounts. The Employers will pay the remainder, unless the Employers elect to pay more or all of such costs. The Employers paid the administrative expenses of the plan for the year ended December 31, 2001 and 2000 except for the trustee fees relating to the Vanguard Institutional Index Fund and the Short Term Investment Fund of $27,559 and $27,072 for the years ended December 31, 2001 and 2000, respectively.

(2) Summary of accounting policies

  Basis of presentation

        The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

  Estimates

        The Plan prepares its financial statements in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

  Risks

        The plan provides for the various investment options as described in note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

  Income recognition

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  Investment valuation

        Mutual funds are stated at fair value as determined by quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Common stock is value as determined by quoted market price. The common collective trusts are stated at estimated fair value, which have been determined based on the unit values of the trusts. The trustee sponsoring the common collective trust determines the unit value by dividing the trust's net asset at fair value by its units outstanding at the valuation dates.

  Net appreciation (depreciation) in fair value of investments

        Net realized and unrealized gains and losses are recorded in the accompanying statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.

  Benefit payments

        Benefits are recorded when paid.

(3) Investments

        The Frank Russell Trust Company, as trustee of the Plan, holds the Plan's investments. Funds received from contributions and sales for which the related purchases or distributions have not been made are held in the Short Term Investment Fund.

        The following table presents balances for 2001 and 2000 for the Plan's current investment options. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

	2001	2000
Investments at fair value as determined by:
Quoted market price
Common Stock:
Alliance Data Systems Corporation	$637,887	$—
Shares of registered investment companies:
Vanguard Institutional Index Fund	21,620,431	24,986,001

	22,258,318	24,986,001

Estimated fair value
Units in common/commingled trusts:
Frank Russell:
Equity I Fund, Class B	13,174,357	15,034,046
Investment Contract Fund, Class B	14,066,051	9,397,626
Small Capitalization Fund, Class A	8,224,355	6,912,905
Global Balanced Fund, Class B	6,744,568	6,899,218
Fixed Income I Fund, Class B	8,133,489	5,502,653
Other	4,422,655	4,453,327

	54,765,475	48,199,775

Cost
Participant loans	2,689,340	2,635,056

Total investments	$79,713,133	$75,820,832

        During 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:

	2001	2000
Investments at fair value as determined by:
Quoted market price
Shares of registered investment Companies	$(3,264,130)	$(2,748,961)
Common Stock	111,891	—
Estimated fair value
Common/commingled trusts	(2,301,883)	(1,274,679)

Net change in fair value	$(5,454,122)	$(4,023,640)

(4) Tax status

        The Plan obtained its latest determination letter on July 30, 1999, in which the Internal Revenue Service stated that the Plan, as amended and restated February 12, 1996 was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5) Plan administration

        A Committee comprised of members appointed by the Board of Directors of the Employers administers the Plan.

(6) Plan termination

        Although the Employers have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time. Alliance Data Systems, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

(7) Party-in-interest

        The Frank Russell Trust Company, trustee of the Plan, its subsidiaries and affiliates maintain and manage certain of the investments of the Plan for which the Plan is charged.

(8) Benefit payments

        Benefit distributions of $7,088,450 and $6,884,253 for the Plan year ended December 31, 2001 and 2000, include payments of $88,332 and $550,248, respectively, made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year. As of December 31, 2001, there are $45,760 in payments to be returned during 2002 that relate to 2001.

(9) Reconciliation of financial statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2001	2000
Net assets available for benefits per the financial statements	$84,973,700	$79,750,929
Amounts allocated to withdrawing participants	—	(167,141)

Net assets available for benefits per Form 5500	$84,973,700	$79,583,788

        The following is a reconciliation of benefit payments per the financial statements to Form 5500:

Benefit payments per the financial statements	$7,088,450
Amounts allocated to withdrawing participants at December 31, 2000	(167,141)
Corrective distributions	(88,332)

Benefit payments per Form 5500	$6,832,977

        Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims processed and approved for payment prior to December 31 but not yet paid as of that date.

Alliance Data Systems 401(K) and Retirement Plan
Ein #13-3163498    Plan #001
Schedule of Assets Held at End of Year
December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) (1) Cost	(e) Current Value
*	Alliance Data Systems Corporation	Common Stock—33,331.000 shares		$637,887
	Vanguard Institutional Index Fund	Mutual fund—206,124.811 shares		21,620,431
*	Frank Russell Equity I Fund, class B	Commingled employee benefit trust—894,389.467 units		13,174,357
*	Frank Russell Investment Contract Fund, Class B	Commingled employee benefit trust—1,120,443.741 units		14,066,051
*	Frank Russell Small Capitalization Fund, Class A	Commingled employee benefit trust—710,834.525 units		8,224,355
*	Frank Russell Global Balanced Fund, Class B	Commingled employee benefit trust—578,932.855 units		6,744,568
*	Frank Russell Fixed Income I fund, Class B	Commingled employee benefit trust—643,472.263 units		8,133,489
*	Frank Russell All International Markets Fund, Class B	Commingled employee benefit trust—291,021.435 units		2,942,227
*	Frank Russell Growth Fund, Class B	Commingled employee benefit trust—224,614.827 units		1,305,013
*	Frank Russell Short Term Investment Fund, Class B	Commingled employee benefit trust—175,715.450 units		175,415
	Participant Loans	6.00% — 10.00%	—	2,689,340
*
Represents a party-in-interest

(1)
Cost information omitted—investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2002
ALLIANCE DATA SYSTEMS 401(K) AND RETIREMENT SAVINGS PLAN
By: /s/ Dwayne H. Tucker

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Public Accountants